Mail Stop 4561

November 6, 2007

Ron Kallus
Chief Executive Officer
VGTel, Inc.
2 Ingrid Road
Setauket, NY 11733-2218

> **Re:** **VGTel, Inc.**
> **Amendment No. 6 to the Registration Statement on Form SB-2**
> **Filed October 15, 2007**
> **File No. 333-134408**

Dear Mr. Kallus:

We have reviewed your submission and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2/A

Equity Compensation Plan, page 16

1.   We note your response to prior comment #2. However, now that you have determined that there was, in fact, executive compensation, we direct you to Item 402 of Regulation S-B which describes the proper format for executive compensation disclosure. Further, we direct your attention to Rel. No. 33-8732A and 33-8765 pertaining to, *inter alia*, the new executive compensation disclosure rules. Please review Item 402 of Regulation S-B and Rel. No. 33-8732A and 33-8765 and revise your executive compensation disclosure accordingly. You may limit your disclosure to executive compensation for the one year period ended March 31, 2007.

Part II

Exhibit 5.1

2.   We note your response to prior comment #3. While you have opined separately, as requested, on the 800,000 shares issued and outstanding and the 3,200,000 shares issuable upon the exercise of the warrants, your revised legal opinion states that the 800,000 shares have yet to be issued. It is our understanding that the 800,000 shares have already been issued and, therefore, your legal opinion should not refer to a prospective issuance of the 800,000 shares, but rather should state that they have been issued.

Exhibit 23.1

3.   We note that the consent of your independent public accountants includes a reference to the inclusion of their opinion in the company's registration statement dated August 22, 2007. Please revise to include a proper reference to the most recently filed Form SB-2/A. Further, please revise to include the date of the independent auditor's report for which they are consenting to include in your registration statement.

                                        *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts related to your disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kathleen Collins, Branch Chief - Accounting, at (202) 551-3499 if you have questions or comments on the financial statements and related matters. Please contact Michael F. Johnson at (202) 551-3477 with any other questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via facsimile: (480) 816-9241
           William D. O'Neal, Esq.
           The O'Neal Law Firm, P.C.